United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: PepsiCo Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-7545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

WHY SHAREHOLDERS SHOULD VOTE FOR THE

PROPOSAL ON PUBLIC HEALTH COSTS:

REBUTTAL TO THE PEPSICO INC. BOARD

The Shareholder Commons urges you to vote FOR Item 6 on the proxy, the shareholder proposal requesting that the Board study the public health costs created by PepsiCo Inc.’s (“PepsiCo” or the “Company”) food and beverage business and the manner in which such costs may affect many PepsiCo shareholders who rely upon overall market returns to support the value of their diversified portfolios.

The Shareholder Commons is a non-profit organization that seeks to shift the paradigm of investor thinking away from a narrow and harmful focus on individual company value toward a systems-first investment approach that serves investors and their beneficiaries better.

Background

PepsiCo sells unhealthful products

The Access to Nutrition Foundation (“ATNF”) is a respected independent nonprofit organization based in the Netherlands and funded by third parties such as the Bill & Melinda Gates Foundation, the Dutch Ministry of Foreign Affairs, the U.K. Department for International Development, and the Robert Wood Johnson Foundation. The organization reported on the unhealthful nature of PepsiCo’s products in its Global Index 2021, which included the following facts:1

•	Only 21 percent of PepsiCo’s global sales consisted of healthful products

•	Only 6 percent of its sales came from products suitable to market to children

•	From 2018 to 2021, there was no improvement in the nutritional profile of the products the ATNF assessed

•	Of 25 companies assessed, PepsiCo ranked 18th for the healthfulness of its product profile

•	Overall, PepsiCo scored 4.5 out of a possible 10

Clearly, PepsiCo could sell more healthful products if it chose to do so.

Sugary drinks are driving an obesity epidemic

PepsiCo is famous for sugary drinks, as its name implies. The Harvard University School of Public Health says sugary drinks, such as those PepsiCo makes, are a major public health problem:

Americans consume on average more than 200 calories each day from sugary drinks—four times what they consumed in 1965—and strong evidence indicates that our rising thirst for “liquid candy” has been a major contributor to the obesity and diabetes epidemics…

Research shows that sugary drinks are one of the major determinants of obesity and diabetes, and emerging evidence indicates that high consumption of sugary drinks increases the risk for heart disease, the number one killer of men and women in the U.S.2

Of course, PepsiCo’s product mix includes many calorie-laden foods beyond its sugary drink business, including snacks under the brand names Cheetos, Doritos, Tostitos, Lays, and Ruffles.

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1 https://accesstonutrition.org/index/global-index-2021/

2 https://www.hsph.harvard.edu/nutritionsource/healthy-drinks/beverages-public-health-concerns/

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The obesity crisis threatens the returns of the Company’s diversified investors

The World Health Organization quantifies the social burdens of obesity as equivalent to nearly 3 percent of global GDP.3 This cost, year after year, devastates economic growth. Thus, even if growing the sales of calorie-dense products may benefit PepsiCo’s financial returns, it is bad for its shareholders who don’t just own PepsiCo but rely on a growing economy to support their diversified portfolios.

This is because a healthy economy is a far greater value driver for diversified portfolios than the profits of any one company within those portfolios. Indeed, a number of studies have shown that systematic factors explain 75-94 percent of average portfolio return.4 Yet PepsiCo provides shareholders no information on the costs it externalizes or the risks it creates for the global economy, leaving them without critical information about the risk it is imposing on their portfolios.

As shown in Figure 1, Company choices that negatively affect public health, as the ATNF describes, threaten the financial returns of its diversified shareholders, even if those decisions might benefit PepsiCo financially.

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3 https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf

4 Moving Beyond Modern Portfolio Theory: Investing that Matters by Jon Lukomnik and James Hawley, scheduled for publication on May 3, 2021.

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FIGURE 1

The Proposal

The Proposal asks for a report on the public health costs that PepsiCo’s food and beverage business creates and the manner in which such costs may affect its shareholders who rely on overall market returns to support the value of their diversified portfolios:

RESOLVED, shareholders ask that the board commission and publish a report on (1) the link between the public-health costs created by PepsiCo’s food and beverage business and PepsiCo’s prioritization of enterprise risk and (2) the manner in which such costs affect the market returns available to its diversified shareholders.

For the diversified investors who make up a large portion of PepsiCo shareholders, the cost of a continued obesity crisis may very well outweigh any profits the Company receives from increasing sales. The Proposal asks that PepsiCo explain this trade-off to shareholders so they can understand the true cost of its decisions from the perspective of its owners.

We urge diversified shareholders and the asset managers and proxy-voting professionals who represent them to vote FOR Item 6. Supporting the Proposal signals that you want to understand how PepsiCo’s focus on its own financial returns may be harmful to diversified investors.

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We recognize that not all food will be healthful and that there is a legitimate business selling sweets, snacks, and other indulgent products. However, when those sales become excessive and consumption of such products crowds out the consumption of healthful foods, public health—and consequently economic growth—is threatened. This threat to economic growth is a concern for diversified investors.

The existence of this trade-off between PepsiCo’s financial performance and that of financial markets overall means PepsiCo’s diversified shareholders need to understand how it strikes the balance between increasing its own profits and the public interest, because if PepsiCo overemphasizes its own sales (as the ATNF data suggest), it may be harming its shareholders by threatening their diversified portfolios’ values.

Thus, voting FOR Item 6 does not constitute a criticism of PepsiCo’s business decisions or products. The requested report is intended to allow shareholders to understand how the balance is being struck on their behalf between Company profits and their investment portfolios.

Without the report the Proposal requests, shareholders will not be equipped to understand the true cost of Company decisions about product mix, product formulation, and marketing. More specifically, diversified investors and the fiduciaries who vote on their behalf will not be able to understand the effect these decisions are having on their investment portfolios.

Obesity: A Global Health Crisis that Is Also an Economic Crisis

There is no question that obesity is a serious health crisis. As two observers put it:

Obesity is a grave public health threat, more serious even than the opioid epidemic. It is linked to chronic diseases including type 2 diabetes, hyperlipidemia, high blood pressure, cardiovascular disease, and cancer. Obesity accounts for 18 percent of deaths among Americans ages 40 to 85, according to a 2013 study challenging the prevailing wisdom among scientists, which had placed the rate at around 5 percent. This means obesity is comparable to cigarette smoking as a public health hazard; smoking kills one of five Americans and is the leading preventable cause of death in the United States.5

The World Health Organization provides the following salient facts with respect to the crisis:

•	Worldwide obesity has nearly tripled since 1975.

•	In 2016, more than 1.9 billion adults 18 years and older were overweight. Of these, more than 650 million were obese.

•	Thirty-nine percent of adults aged 18 years and above were overweight in 2016, and 13 percent were obese.

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5 David Blumenthal and Shanoor Seervai, Rising Obesity in the United States Is a Public Health Crisis, The Commonwealth Fund (April 24, 2018) available at https://www.commonwealthfund.org/blog/2018/rising-obesity-united-states-public-health-crisis

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•	Most of the world’s population lives in countries where overweight and obesity kill more people than underweight.

•	Thirty-nine million children younger than 5 were overweight or obese in 2020.

•	More than 340 million children and adolescents aged 5-19 were overweight or obese in 2016.

•	Obesity is preventable.[6]

Numerous studies link the crisis to diet,7 and a wave of new science has emerged on sugar’s role in disease causation. As The Harvard School of Public Health states plainly with respect to the sugary drinks for which PepsiCo is named:

Beyond weight gain, routinely drinking these sugar-loaded beverages can increase the risk of type 2 diabetes, heart disease, and other chronic diseases. Furthermore, higher consumption of sugary beverages has been linked with an increased risk of premature death.8

In addition to the human toll of this crisis, obesity drags down GDP, impoverishing the world. One survey of the literature noted:

Obesity also imposes a large economic burden on the individual, and on families and nations. In 2014 the global economic impact of obesity was estimated to be US $2.0 trillion or 2.8% of the global gross domestic product (GDP). Besides excess health care expenditure, obesity also imposes costs in the form of lost productivity and foregone economic growth as a result of lost work days, lower productivity at work, mortality and permanent disability. It has been described in recent studies and reviews that there is a gradient between increasing BMI and costs attributable to obesity.9

The McKinsey Global Institute has published research expressing the economic challenge in more dire terms:

The global economic impact of obesity is roughly $2 trillion, or 2.8 percent of global GDP, according to our analysis, which reflects the fact that obesity places a burden on developed and developing economies alike. This is equivalent to the GDP of Italy or Russia. Obesity today has the same impact on the global economy as armed violence, war, and terrorism, and only a shade less than smoking. These three are far and away the largest global economic impact areas driven by human behavior.10

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6 World Health Organization, Obesity and Overweight, (June 9, 2021) available at https://www.who.int/news-room/fact-sheets/detail/obesity-and-overweight.

7 See Harvard School of Medicine, Food and Diet: Beyond Willpower: Diet Quality and Quantity Matter, available at https://www.hsph.harvard.edu/obesity-prevention-source/obesity-causes/diet-and-weight/

8 https://www.hsph.harvard.edu/nutritionsource/healthy-drinks/sugary-drinks/

9 Maximilian Tremmel, Ulf-G. Gerdtham, Peter M. Nilsson, and Sanjib Saha. Economic Burden of Obesity: A Systematic Literature Review, Int J Environ Res Public Health. 2017 Apr; 14(4): 435.

10 Richard Dobbs and James Manyika, The Obesity Crisis (July 15, 2015), McKinsey Global Institute, available at https://www.mckinsey.com/mgi/overview/in-the-news/the-obesity-crisis.

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PepsiCo attempts to cloud the connection between diet and obesity in its recommendation against the Proposal, stating, “Obesity is impacted by numerous health, socio-economic and lifestyle factors, of which diet is just one of many important factors.” This minimization of the critical role of calorie-dense foods in the obesity crisis illustrates PepsiCo’s efforts to divert attention from the tension between its attempt to maximize its own enterprise value and improving public health and, consequently, the returns of its diversified shareholders. As one recent journal article made clear, “The recent surge in rates of obesity is driven by eating behaviors and food choices that promote excessive energy intake.”11

Why you should support the Proposal

•	PepsiCo’s products contribute to the obesity crisis.

•	As the ATNF detailed, PepsiCo has not improved the health profile of its products over the last three years.

•	Exacerbating and extending the obesity epidemic has dire consequences for public health and economic growth.

•	The loss in economic growth caused by an extended obesity epidemic threatens Company shareholders’ diversified portfolios, and that threat may outweigh any benefit those shareholders receive from PepsiCo incrementally increasing its profitability by continuing to market and sell products that contribute to the epidemic.

•	Fiduciaries and advisors should understand whether their diversified clients and beneficiaries are at risk from PepsiCo trading off economic growth for its own financial performance.

•	Company decision-makers are heavily compensated in equity, so that they do not share the same broad market risk as PepsiCo’s diversified shareholders.

•	Voting FOR will signal that shareholders want to understand whether PepsiCo is putting the global economy at risk in order to improve financial performance.

•	The Proposal only asks for an analysis, not a change in practice. Any trade-offs of public interest for financial gain must be explained, so that shareholders can make educated decisions about the balance between promoting internal financial return and maintaining the economic health that supports their diversified portfolios.

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11 Alissa D. Smethers and Barbara J. Rolls, Dietary Management of Obesity: Cornerstones of Healthy Eating Patterns, Med Clin North Am. 2018 Jan; 102(1): 107.

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The Company Believes its Primary Responsibility Is to Optimize Long-Term Financial Return, Regardless of Public Health Costs

The PepsiCo Corporate Governance Guidelines make it clear that its board of directors (the “Board”) is focused on profit, not health:

The following are the Board’s primary responsibilities…:

1.	Represent the interests of the Corporation’s shareholders in maintaining and enhancing the success of the Corporation’s business, including optimizing long-term returns to increase shareholder value.[12]

Nowhere do the Corporate Governance Guidelines grapple with the likelihood that diversified shareholders derive far greater value from a healthy economy, which depends in part on robust public health, than they do from increased PepsiCo returns that come at the expense of public health.

Of course, as PepsiCo makes clear in its sustainability reporting and other materials, it is aware that many of its snack and beverage products contribute to public health problems such as obesity and diabetes. Furthermore, it has taken certain steps to reduce that contribution, such as adding more healthful product lines to its portfolio, reformulating existing products, and taking steps to limit advertising to young children.

At the same time, PepsiCo’s reporting to the financial markets demonstrates that, as its Corporate Governance Guidelines demand, its primary concern is profits, and that concern is untethered to any health considerations. Public statements reflect this focus:

•	Addition of more healthful product lines does not mean reduction of sales of “indulgent” (i.e., unhealthful) lines. In the final earnings call for 2020, the Company’s CEO stated, “For example, if you think about the Frito portfolio, obviously, we want to grow our Cheetos, Doritos, Tostitos, Lays, Ruffles at a very good base [sic]. And I think we’re doing that. But at the same time, we need to build healthier portfolios, brands…”

•	Growth in the energy drink category. In the final 2021 earnings call, PepsiCo emphasized the growth of Rockstar energy drink into 70 markets (up from 8). The energy drink category has been identified as PepsiCo’s least healthful product line.[13] A serving of Rockstar has 63 grams of added sugar, 126% of the recommended daily allowance. Referring to the coming year, the CEO said, “We’re seeing especially very good performance in new innovation segments like… some more Hispanic focused innovation.” According to the U.S. Centers for Disease Control, Hispanic/Latino Americans are almost twice as likely to have type 2 diabetes as non-Hispanic whites.[14]

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12 https://www.pepsico.com/docs/album/corporate-governance/corporate-governance-guidelines.pdf?sfvrsn=e83d373_20. These guidelines do not provide for the Board to represent any other interests beyond those of the shareholders.

13 ANTI, supra n.1 at https://accesstonutrition.org/index/global-index-2021/scorecards/pepsico-5/

14 https://www.cdc.gov/diabetes/library/features/hispanic-diabetes.html

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•	Encouraging more consumption of unhealthful products. It is also part of the Company’s strategy that its customers consume its “core” products more frequently, as the CEO stated in the 2020 call: “As we’re thinking about our growth, obviously, there is a lot of growth in our core brands. Our large core brands have a lot of opportunities, both for more penetration and for, obviously, much more frequency.” An absolute goal to improve public health would be inconsistent with encouraging more consumption of Pepsi, Mountain Dew, Cheetos, and Doritos. Touting the health benefits of reducing portion size while celebrating the opportunity of “much more frequency” of consumption illustrates the relative importance of bottom line and waistline in PepsiCo’s decision-making.

•	Growth is the first principle. Again from the 2020 call: “At the same time, we don’t want to keep our eyes off what are the core brands that drive the majority of the growth in absolute dollars of this Company [in contrast to new, more healthful products such as Sodastream and Bare] and that have a massive runway for growth in the future. So that gives you a sense of how we are thinking about growth. Growth being our number one value creation. Profitable growth, obviously.”

The report requested in the Proposal will help shareholders determine whether PepsiCo’s prioritization of profitable growth crowds out an appropriate consideration of public health, contrary to the interests of its own diversified shareholders.

PepsiCo’s Corporate Governance Guidelines, along with the statements from its earnings calls, demonstrate that PepsiCo prioritizes financial return over public health. Thus, any measures to address public health concerns, such as altering the mix or formulation of its products, are constrained by a perceived mandate to optimize long-term financial returns to shareholders. A report that addresses the business’s full public health costs will illuminate the gap between what PepsiCo currently does to address public health and what it would do if it were optimizing for public health outcomes rather than profits.

The PepsiCo opposition statement misses the point

PepsiCo’s statement opposing the Proposal does not address the trade-offs the Proposal seeks to address. PepsiCo merely recites actions it is taking that may improve public health, although its deflective repetition of the claim that there are “numerous factors” that contribute to obesity calls into question the authenticity of its commitment.

PepsiCo claims its commitment goes “beyond enterprise risk management,” but it never explains why it has decided to continue to grow the sales of core products that are unhealthful, to maintain a product mix that is 79 percent unhealthful, and not to commit to responsible marketing in places where children gather outside of school, as the ATNF suggests it should.

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The only reasonable conclusion is that PepsiCo has not made any decisions to improve public health unless those decisions preserve or enhance enterprise value. If that is the case, then shareholders are entitled to a report addressing the impact of this course of action on their diversified portfolios.

Conclusion

Please vote FOR Item 6

By voting FOR Item 6, shareholders can urge PepsiCo to account directly for its effect on public health, upon which a thriving economy depends. Such a report can aid the Board and management in authentically serving the needs of its customers and in preventing the dangerous implications—to diversified shareholders and others—of a narrow focus on financial return.

The Shareholder Commons urges you to vote FOR Item 6 on the proxy, the Shareholder Proposal requesting a report on external public health costs at the PepsiCo Inc. Annual Meeting on May 4, 2022.

For questions regarding PepsiCo Inc., Proposal 6 – submitted by The John Bishop Montgomery Trust, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

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